Exhibit 99.4

NUTRIEN LTD.

Offers to Exchange

All Outstanding Notes or Debentures of Each of the Series Issued By

Potash Corporation of Saskatchewan Inc. and Agrium Inc. as Specified Below For

The Corresponding Series of Notes

Issued by Nutrien Ltd.

And Solicitation of Consents to Amend the Related Indentures

THE EXCHANGE OFFERS WILL EXPIRE AT 12:00 MIDNIGHT (THE LAST MINUTE OF THE DAY), NEW YORK CITY TIME, ON APRIL 6, 2018, UNLESS EXTENDED (AS EXTENDED OR OTHERWISE, THE “EXPIRATION TIME”). BY TENDERING YOUR POTASHCORP NOTES AND/OR AGRIUM NOTES FOR EXCHANGE, YOU WILL BE DEEMED TO HAVE VALIDLY DELIVERED YOUR CONSENT TO THE PROPOSED AMENDMENTS WITH RESPECT TO THAT SPECIFIC SERIES OF POTASHCORP NOTES AND/OR CLASS OF AGRIUM NOTES. HOLDERS WILL BE ENTITLED TO RECEIVE THE EARLY PARTICIPATION PREMIUM FOR THEIR POTASHCORP NOTES AND/OR AGRIUM NOTES ONLY IF THEY VALIDLY TENDER THEIR POTASHCORP NOTES AND/OR AGRIUM NOTES PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON MARCH 23, 2018.

PotashCorp Notes

Aggregate Principal Amount	Series of Notes Issued by PotashCorp to be Exchanged	CUSIP No.	Soliciting Dealer Fee Per $1,000 Principal Amount
$500,000,000	6.500% Senior Notes due 2019	73755LAF4	$25.00

$500,000,000	4.875% Senior Notes due 2020	73755LAH0	$25.00

$750,000,000	3.625% Senior Notes due 2024	73755LAL1	$25.00

$500,000,000	3.000% Senior Notes due 2025	73755LAM9	$25.00

$500,000,000	4.000% Senior Notes due 2026	73755LAN7	$25.00

$500,000,000	5.875% Senior Notes due 2036	73755LAD9	$25.00

$500,000,000	5.625% Senior Notes due 2040	73755LAK3	$25.00

Agrium Debentures

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged	CUSIP No.	Soliciting Dealer Fee Per $1,000 Principal Amount
$500,000,000	6.750% Debentures due 2019	008916AH1	$25.00

$500,000,000	3.150% Debentures due 2022	008916AK4	$25.00

$500,000,000	3.500% Debentures due 2023	008916AL2	$25.00

$550,000,000	3.375% Debentures due 2025	008916AP3	$25.00

$125,000,000	7.800% Debentures due 2027	008916AC2	$25.00

$450,000,000	4.125% Debentures due 2035	008916AQ1	$25.00

$300,000,000	7.125% Debentures due 2036	008916AG3	$25.00

$500,000,000	6.125% Debentures due 2041	008916AJ7	$25.00

$500,000,000	4.900% Debentures due 2043	008916AM0	$25.00

$500,000,000	5.250% Debentures due 2045	008916AN8	$25.00

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:	March 12, 2018

Reference is made to the prospectus supplement dated March 12, 2018 (together with the accompanying prospectus, the “Prospectus”) of Nutrien Ltd., as issuer (“Nutrien”), and related Letter of Transmittal and Consent (the “Letter of Transmittal”), which together describe (a) the offers of Nutrien (collectively, the “exchange offers”) to exchange properly tendered and accepted notes of Potash Corporation of Saskatchewan Inc. (collectively, the “PotashCorp Notes”) and debentures of Agrium Inc. (collectively, the “Agrium Notes”) of the series listed above issued by Potash Corporation of Saskatchewan Inc. (“PotashCorp”) or Agrium Inc. (“Agrium”), as applicable, for new notes (collectively, the “Nutrien Notes”) of a corresponding series to be issued by Nutrien and (b) the solicitations of consents (collectively, the “consent solicitations”) to amend the indentures governing each series of the PotashCorp Notes and the Agrium Notes, in the case of each of (a) and (b) above, upon the terms and subject to the conditions described in the Prospectus and in the Letter of Transmittal. Capitalized terms used herein and not defined herein have the meaning given to them in the Prospectus.

Nutrien is making the exchange offers to simplify its capital structure, to give existing holders of the PotashCorp Notes and Agrium Notes the option to receive Nutrien Notes issued by Nutrien and to streamline the reporting obligations of Nutrien and all of its subsidiaries, including PotashCorp and Agrium. Nutrien is conducting the consent solicitations to, among other things, eliminate certain covenants and event of default provisions under the indentures governing the Securities and the terms of each series of the Securities (collectively, the “Proposed Amendments”). Consummation of the exchange offers and consent solicitations is expected to ease administration of Nutrien’s consolidated indebtedness.

In order for the Proposed Amendments to be adopted with respect to a series of PotashCorp Notes, holders of not less than a majority of the aggregate principal amount of the outstanding notes of that series must consent to them. In order for the Proposed Amendments to be adopted with respect to the Agrium Notes governed by the indenture dated as of January 31, 1997, holders of not less than a majority of the aggregate principal amount of such outstanding Agrium Notes must consent to them. In order for the Proposed Amendments to be adopted with respect to the Agrium Notes governed by the indenture dated as of May 16, 2006, holders of not less than a majority of the aggregate principal amount of such outstanding Agrium Notes, voting together as a class, must consent to them.

The term “Holder” with respect to the exchange offers and the consent solicitations means any person in whose name PotashCorp Notes and/or Agrium Notes are registered on the books of PotashCorp or Agrium, as applicable, or any other person who has obtained a properly completed bond power from the registered holder.

A Holder may tender their PotashCorp Notes and/or Agrium Notes and consent to the Proposed Amendments by causing the book-entry transfer of such Holder’s PotashCorp Notes and/or Agrium Notes to the account of D.F. King & Co., Inc. (the “Exchange Agent”) at the Depository Trust Company (“DTC”), and the Exchange Agent must receive a confirmation of such book-entry transfer and either a completed Letter of Transmittal or an agent’s message transmitted pursuant to DTC’s Automated Tender Offer Program (“ATOP”), by which each tendering Holder will agree to be bound by the Letter of Transmittal.

Pursuant to authority granted by DTC, if you are a DTC participant that has PotashCorp Notes and/or Agrium Notes credited to your DTC account and thereby held of record by DTC’s nominee, you may directly tender your PotashCorp Notes and/or Agrium Notes and deliver a consent as if you were the record holder. Accordingly, references herein to “Holders” include DTC participants with PotashCorp Notes and/or Agrium Notes credited to their accounts. Tenders of PotashCorp Notes and/or Agrium Notes, and corresponding consents related thereto, will be accepted only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof; provided, that tenders of 5.875% Senior Notes due 2036 of PotashCorp and 7.800% Debentures due 2027 and 7.125% Debentures due 2036 of Agrium will be accepted only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

With respect to any tender by an individual beneficial owner of $250,000 or less in aggregate principal amount of PotashCorp Notes and/or Agrium Notes that is accepted in the exchange offers and consent solicitations, Nutrien will pay, subject to the conditions specified in the Prospectus, the relevant eligible soliciting dealer a fee of 0.25% on the amount of such tender, provided that in no event will the aggregate amount of soliciting dealer fee due to any individual soliciting dealer institution exceed $625.

For your information and for forwarding to your clients for whom you hold PotashCorp Notes and/or Agrium Notes registered in your name or in the name of your nominee, we are enclosing the following documents:

1.            Letter of Transmittal.

2.            A printed form of a “To Our Clients” Letter, including a Letter of Instructions, which may be sent to your clients for whose accounts you hold PotashCorp Notes and/or Agrium Notes registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the consent solicitations. This form will enable your clients to provide consents with respect to any and all PotashCorp Notes and/or Agrium Notes that they own.

3.            A Soliciting Dealer Form, which you should complete to be eligible to receive the soliciting dealer fee, if applicable.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS SOON AS POSSIBLE, SINCE TENDERS OF POTASHCORP NOTES AND/OR AGRIUM NOTES AND RELATED CONSENTS MUST ACTUALLY BE RECEIVED BY THE EXCHANGE AGENT PRIOR TO 12:00 MIDNIGHT (THE LAST MINUTE OF THE DAY), NEW YORK CITY TIME, ON APRIL 6, 2018.

HOLDERS WHO TENDER POTASHCORP NOTES AND/OR AGRIUM NOTES OR DELIVER CONSENTS AFTER THE EXPIRATION TIME WILL NOT BE ELIGIBLE TO RECEIVE ANY CONSENT FEE AND NO SOLICITING DEALER FEE WILL BE PAID IN RESPECT THEREOF.

Any inquiries you may have with respect to the exchange offers or consent solicitations may be directed to the Exchange Agent, at (212) 269-5552. Requests for additional copies of the above documents should be addressed to D.F. King & Co., Inc., acting as Information Agent, at (866) 745-0270 (toll-free) or (212) 269-5550.

Very truly yours,

Nutrien Ltd.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AGENT OR AFFILIATE OF NUTRIEN, THE EXCHANGE AGENT, THE INFORMATION AGENT OR THE TRUSTEE FOR THE NUTRIEN NOTES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE EXCHANGE OFFERS AND CONSENT SOLICITATIONS, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE PROSPECTUS AND THE LETTER OF TRANSMITTAL.

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